UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Look Optic, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    06/24/2015

Physical address of issuer
P.O. Box 491240, LOS ANGELES, California 90049

Website of issuer
https://www.lookoptic.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 17, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$368,746	$327,811
Cash & Cash Equivalents	$59,573	$160,593
Accounts Receivable	$77,310	$13,326
Short-term Debt	$165,783	$68,253
Long-term Debt	$0	$0
Revenues/Sales	$465,817	$31,143
Cost of Goods Sold	$199,874	$17,157
Taxes Paid	$0	$0
Net Income	-$226,595	-$260,036

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 15, 2018

Look Optic, LLC



Up to $1,070,000 of Crowd Notes

Look Optic, LLC ("Look Optic", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 17, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by August 17, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 17, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.lookoptic.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/look.optic

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Look Optic, LLC is a Delaware Limited Liability Company, formed on 06/24/2015.

The Company is located at P.O. Box 491240, California 90049.

The Company's website is https://www.lookoptic.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/look.optic and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$500
Offering deadline	August 17, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9-10 and 15-16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Related party transactions. During 2017 and 2016, cash was advanced to the Company by a founding member of the Company, to fund operations. These advances were non- interest bearing with no set maturity date. At December 31, 2017 and 2016, related party payables outstanding were $11,636 and $0, respectively.

Notes payable to related parties. At December 31, 2017 and 2016, the Company owed $77,736 and $61,000, respectively, to founding members of the Company, pursuant to two executed promissory notes. The notes were originally issued in 2015 for $60,000, with interest rate of 6% per annum, and maturing on October 26, 2016. During 2017 and 2016, additional funds of $16,736 and $1,000, respectively, were borrowed pursuant to these promissory notes. These notes are currently in default and all amounts owed under the promissory notes are classified as current liabilities on the balance sheets. The founding members to which amounts are owed have expressed no intent to pursue repayment of the promissory notes in the near future. The Company is currently in the process of negotiating
amendments to the current promissory notes.

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of $499,037 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company does not have an official record of Board Meeting Minutes. Board meeting minutes serve as an official and legal record of the meeting of the Board of Directors. Proper corporate government typically requires that all appointments of board members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's bylaws. Board meeting minutes should serve as an evidence of the above.

Both founders are currently working part-time without any employment agreements with the Company. The Company's success depends on the experience and skill of its founders Andrew Leary and Jonathan Saven. There can be no assurance that they will be employed by the Company. The loss of our two founders or any key employees could harm the Company's business, financial condition, cash flow and results of operations.

Look Optic faces competition from other companies in the reading eyeglasses space. Existing companies that engage in the reading eyeglasses business or are within the eyeglasses space could introduce new or enhance existing products. If Look Optic is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Look Optic's growth.

The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory. Working capital for retail companies is challenging to manage, and company may struggle to deliver orders in for delivery. They may find it difficult to fund purchase orders if they experience more demand than they are anticipating.

LOOK's operations and revenue experience may experience some seasonality in that holiday seasons tend to have busier sales and there is a capped demand each customer may have for readers. Quarterly results may vary significantly, and are not necessarily an indication of future performance. The seasonality of company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for LOOK to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the readers space. Additionally, the product may be in a market where customers will not have brand loyalty and have fickle consumer tastes or behaviors in the retail space.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 74.2% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Look Optic, LLC ("the Company") is a Delaware limited liability company that was founded on June 23, 2015, and is headquartered in New York, New York. The Company produces and sells high quality, fashionable, non-prescription glasses, providing customers confidence through style, quality, convenience, and exclusivity.

Business Plan
LOOK aims to provide the highest quality product and services in the over-the-counter (OTC) eyewear space, delivering a luxury brand and experience at a fraction of the cost.

The Company's Products and/or Services

Product / Service	Description	Current Market
Over-the-counter Eyewear	Single Vision Reading Glasses, Sun and sun readers, and prescription and non-prescription screen readers	Men and women 40+/aging millennials; Customers who need reading glasses for the first time

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are individual end users who need reading glasses. In particular, we target men and women who are 40+ and millenials.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86740590	Reading glasses	LOOK	August 28, 2015	January 19, 2016	United States

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.56% of the proceeds, or $43,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25K)	% if Closing Amount Raised ($450K)	% if Maximum Amount Raised ($1,070K)
Salary	0%	50%	34%
Product	100%	30%	16%
Advertising	0%	20%	23%
Overhead	0%	0%	14%
Contingency	0%	0%	13%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andrew Leary	Founder, Board Member	CEO, Ipsos SMX (Social Media Exchange)
Jonathan Saven	Founder, Board Member	CEO, A.L.C. (luxury fashion brand)

OTHER KEY EMPLOYEES

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Rory Wood	General Manager, Vice President	Head of Marketing, Society6 (marketplace division of Leaf Group)
Clarke De Pastino	Head of Customer Engagement	Vice President, Ipsos SMX (Social Media Exchange)
April Johnson	Creative Director	Founder, Creative Director, ALISDAIR (contemporary women's fashion brand)
Michelle Randolph	Director Sales	Director of Sales, Oliver Peoples, overseeing all department store and

		non-optical sales.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in CA and 1 employee in NY.

CAPITALIZATION AND OWNERSHIP

Capitalization

Per the Operating Agreement, executed June 23, 2015, the Company has three classes of membership units: Class A, Class B, and Common Units. Class A and B Units represent 'capital interests' and entitle the holder to their proportionate share of the Company's assets. Common Units represent 'profits interests' and entitles the holder to future profits and appreciation of the Company's assets. The rights of each class unit are generally the same, except Common Units are non- voting units, and Class B Units receive priority in any distribution upon a capital transaction, as defined in the operating agreement. At December 31, 2017 and 2016, the membership units of the Company were as follows:

	2017	2016
Class A Units	2,189,000	2,189,000
Class B Units	479,144	325,000
Common Units	-	-
Unallocated Units	455,856	610,000
Total Member Units	3,124,000	3,124,000

During 2017, the Company issued 154,144 Class B Units for cash proceeds of $170,000. During 2016, the Company issued 207,000 and 250,000 Class A and Class B units, respectively. The Class A Units were issued for services and recorded as unit based compensation expense under the heading "General and administrative" on the statement of operations and changes in members' equity. The Class B Units were issued for cash proceeds of $250,000.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Promissory Note	Jonathan Saven	$38,868	4%	Per Annum	N/A	October 25, 2016	Default Rate of 6% per annum
Promissory Note	Andrew Leary	$38,868	4%	Per Annum	N/A	October 25, 2016	Default Rate of 6% per annum

At December 31, 2017 and 2016, the Company owed $77,736 and $61,000, respectively, to founding members of the Company, pursuant to two executed promissory notes. The notes were originally issued in 2015 for $60,000, with interest rate of 6% per annum, and maturing on October 26, 2016. During 2017 and 2016, additional funds of $16,736 and $1,000, respectively, were borrowed pursuant to these promissory notes. These notes are currently in default and all amounts owed under the promissory notes are classified as current liabilities on the balance sheets. The founding members to which amounts are owed have expressed no intent to pursue repayment of the promissory notes in the near future. The Company is currently in the process of negotiating amendments to the current promissory notes.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jonathan Saven	991,000 Shares of Class A Stock	37.1%
Andrew Leary	991,000 Shares of Class A Stock	37.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Look Optic, LLC ("the Company") is a Delaware limited liability company that was founded on June 23, 2015, and is headquartered in New York, New York. The Company produces and sells high quality, fashionable, non-prescription glasses, providing customers confidence through style, quality, convenience, and exclusivity.

The Company has incurred losses from inception of $499,037 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $72,214 and $6,254 in advertising costs, respectively.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectibility is reasonably assured.
Returns are recognized on the date the returned inventory is received by the Company.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $12,300 in cash on hand as of June 11th, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
- During 2017, the Company issued 154,144 Class B Units for cash proceeds of $170,000. During 2016, the Company issued 207,000 and 250,000 Class A and Class B units, respectively. The Class A Units were issued for services and recorded as unit based compensation expense under the heading "General and administrative" on the statement of operations and changes in members' equity. The Class B Units were

issued for cash proceeds of $250,000. All prior offerings were conducted under Section 4(a)(2) of the Securities Act of 1933.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $450,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Class A and Class B Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2017 and 2016, cash was advanced to the Company by a founding member of the Company, to fund operations. These advances were non- interest bearing with no set maturity date. At December 31, 2017 and 2016, related party payables outstanding were $11,636 and $0, respectively.

At December 31, 2017 and 2016, the Company owed $77,736 and $61,000, respectively, to founding members of the Company, pursuant to two executed promissory notes. The notes were originally issued in 2015 for $60,000, with interest rate of 6% per annum, and maturing on October 26, 2016. During 2017 and 2016, additional funds of $16,736 and $1,000, respectively, were borrowed pursuant to these promissory notes. These notes are currently in default and all amounts owed under the promissory notes are classified as current liabilities on the balance sheets. The founding members to which amounts are owed have expressed no intent to pursue repayment of the promissory notes in the near future. The Company is currently in the process of negotiating amendments to the current promissory notes.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Saven
(Signature)

wJonathan Saven
(Name)

Founder, Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Leary
(Signature)

Andrew Leary
(Name)

Founder, Member
(Title)

06/15/2018
(Date)

/s/Jonathan Saven
(Signature)

Jonathan Saven
(Name)

Founder, Member
(Title)

06/15/2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

LOOK OPTIC, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

LOOK OPTIC, LLC

Years Ended December 31, 2017 and 2016

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheets 2

Statements of Operations and Changes in Members' Equity... 3

Statements of Cash Flows ……………………………………………………………………………………………………..…..4

Notes to the Financial Statements 5





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Look Optic, LLC
c/o Andrew Leary, CEO
283 Bronwood Ave,
Los Angeles, CA 90049

We have reviewed the accompanying financial statements of Look Optic, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and changes of members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 7 of the financial statements, the Company has not generated sufficient revenues to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
June 7, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

LOOK OPTIC, LLC

BALANCE SHEETS

(unaudited)

As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 59,573	$ 160,593
Accounts receivable, net	77,310	13,326
Inventory	191,150	147,016
Total current assets	328,033	320,935
Furniture and equipment, net	40,713	6,876
Total assets	$ 368,746	$ 327,811
Liabilities and Members' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 72,595	$ 1,703
Accounts payable - related party	11,636	-
Accrued interest	3,816	5,550
Notes payable - related parties	77,736	61,000
Total current liabilities	165,783	68,253
Total liabilities	165,783	68,253
Commitments & Contingencies	-	-
Members' Equity		
Capital contributions	702,000	532,000
Accumulated deficit	(499,037)	(272,442)
Total Members' equity	202,963	259,558
Total liabilities and Members' equity	$ 368,746	$ 327,811

See accountants' review report and accompanying notes to the financial statements.

LOOK OPTIC, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
(unaudited)
For the years ended December 31, 2017 and 2016

	2017	2016
Sales		
Wholesale	$ 314,622	$ 26,702
Ecommerce and retail	199,658	4,441
Returns and discounts	(48,463)	-
Net sales	465,817	31,143
Cost of goods sold	199,874	17,157
Gross profit	265,943	13,985
Operating expenses		
Selling expenses	215,284	33,026
General and administrative	119,788	225,994
Marketing costs	72,214	6,254
Consulting costs	49,100	-
Professional fees	27,136	2,228
Depreciation	5,250	1,719
Total operating expenses	488,772	269,221
Other Expense		
Interest expense	3,766	4,800
Total other expense	3,766	4,800
Net loss	$ (226,595)	$ (260,036)
Changes in Members' equity		
Beginning Members' equity	$ 259,558	$ 62,594
Capital contributions	170,000	457,000
Distributions to Members		
Net loss	(226,595)	(260,036)
Ending Members' equity	$ 202,963	$ 259,558

See accountants' review report and accompanying notes to the financial statements.

LOOK OPTIC, LLC

STATEMENTS OF CASH FLOWS

(unaudited)

For the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net loss	$ (226,595)	$ (260,036)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	5,250	1,719
Class A units issued for services	-	207,000
Changes in operating assets and liabilities:		
Accounts receivable	(63,984)	(13,326)
Inventory	(44,134)	(35,919)
Accounts payable and accrued expenses	70,892	1,703
Accounts payable - related party	11,636	-
Accrued interest	(1,734)	4,800
Net cash used by operating activities	(248,669)	(94,059)
Cash flows from investing activities		
Purchases of fixed assets	(39,087)	-
Net cash used by investing activities	(39,087)	-
Cash flows from financing activities		
Proceeds from issuances of promissory notes - related party	16,736	1,000
Proceeds from issuance of Class B units	170,000	250,000
Net cash provided by financing activities	186,736	251,000
Net decrease in cash and cash equivalents	(101,020)	156,941
Cash and cash equivalents, beginning	160,593	3,652
Cash and cash equivalents, ending	$ 59,573	$ 160,593
Supplemental Information:		
Cash paid for interest	$ 5,500	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Look Optic, LLC ("the Company") is a Delaware limited liability company that was founded on June 23, 2015, and is headquartered in New York, New York. The Company produces and sells high quality, fashionable, non-prescription glasses, providing customers confidence through style, quality, convenience, and exclusivity.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $72,214 and $6,254 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2016, the Company determined no allowance for doubtful accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market and is accounted for using the first-in-first-out ("FIFO") method. The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2017 and 2016, no such impairment charge was deemed necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to seven years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense. The Company reviews the recoverability of furniture and equipment, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at either December 31, 2017 or 2016.

Unit-Based Compensation

The Company accounts for membership units issued as compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the New York state jurisdiction, as applicable.

All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 7, 2018, the date these financial statements were available to be issued.

As of February 16, 2018, the Company entered into employment agreements, where in addition to annual base salaries, the employment agreements entitle employees to receive up to a collective maximum of 11% membership interest in the Company, subject to certain vesting provision, over the following three years.

NOTE 2 – FURNITURE AND EQUIPMENT, NET

Fixed assets consist of the following at December 31:

	2017	**2016**
Molds	$ 35,802	$ 7,500
Furniture	10,785	-
Other	1,095	1,095
	47,682	8,595
Accumulated depreciation	(6,969)	(1,719)
	$ 40,713	$ 6,876

Depreciation expense was $5,250 and $1,719 for the years ended December 31, 2017 and 2016, respectively.

NOTE 3 – INVENTORY

At December 31, 2017 and 2016, inventory consists of the following:

	2017	**2016**
Finished goods	$ 173,929	$ 105,271
Prepayments	17,221	41,745
Total inventory	$ 191,150	$ 147,016

Certain manufacturers utilized by the Company require prepayment of a portion of inventory production costs before production. Upon receipt of finished inventory, these prepayments are reclassified to finished goods, along with the remaining portion of production costs billed to the Company.

NOTE 4 – MEMBERSHIP UNITS

Per the Operating Agreement, executed June 23, 2015, the Company has three classes of membership units: Class A, Class B, and Common Units. Class A and B Units represent 'capital interests' and entitle the holder to their proportionate share of the Company's assets. Common Units represent 'profits interests' and entitles the holder to future profits and appreciation of the Company's assets. The rights of each class unit are generally the same, except Common Units are non-voting units, and Class B Units receive priority in any distribution upon a capital transaction, as defined in the operating agreement. At December 31, 2017 and 2016, the membership units of the Company were as follows:

	2017	2016
Class A Units	2,189,000	2,189,000
Class B Units	479,144	325,000
Common Units	-	-
Unallocated Units	455,856	610,000
Total Member Units	3,124,000	3,124,000

During 2017, the Company issued 154,144 Class B Units for cash proceeds of $170,000. During 2016, the Company issued 207,000 and 250,000 Class A and Class B units, respectively. The Class A Units were issued for services and recorded as unit based compensation expense under the heading "General and administrative" on the statement of operations and changes in members' equity. The Class B Units were issued for cash proceeds of $250,000.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

At December 31, 2017 and 2016, the Company owed $77,736 and $61,000, respectively, to founding members of the Company, pursuant to two executed promissory notes. The notes were originally issued in 2015 for $60,000, with interest rate of 6% per annum, and maturing on October 26, 2016. During 2017 and 2016, additional funds of $16,736 and $1,000, respectively, were borrowed pursuant to these promissory notes. These notes are currently in default and all amounts owed under the promissory notes are classified as current liabilities on the balance sheets. The founding members to which amounts are owed have expressed no intent to pursue repayment of the promissory notes in the near future. The Company is currently in the process of negotiating amendments to the current promissory notes.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, cash was advanced to the Company by a founding member of the Company, to fund operations. These advances were non-interest bearing with no set maturity date. At December 31, 2017 and 2016, related party payables outstanding were $11,636 and $0, respectively.

NOTE 7 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $499,037 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

EXHIBIT C
PDF of SI Website



Invest in LOOK OPTIC

Reinventing over-the-counter eyewear as the "Perfect Fashion Accessory".

Edit Profile

$500	$6,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Time Left **64d : 03h : 29m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

LOOK OPTIC is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by LOOK OPTIC without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Over 100 fashion, travel, home and hospitality retail partners - Including the Guggenheim Museum, The Plaza Hotel, Ron Robinson, The Cooper Hewitt Museum, Paul Stuart, The Andy Warhol Museum, Turpan LA & NY, Selima Optique, Shutters Hotel and McNally Jackson Bookstore

> Achieved $465,000 revenue in 2017 with 213% Q1-18 over Q1-17 growth

> Recently entered $43B Global Wellness (Workplace) Market with introduction of Screen Readers (blue-light protection)

> Launched a Home Try-On Program, we believe the first among OTC reader brands, leading to a 4.39% Online Conversion Rate

> Anticipated Bloomingdale's NY and LA Pilot Purchase Order of 1700+ units in Summer 2018

Fundraise Highlights

> Total Round Size: US $1,400,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $6,000,000

> Target Minimum Raise Amount: US $450,000

> Offering Type: Side by Side Offering

LOOK OPTIC exists to make wearing readers a fun, fashionable and fearless experience. Developing the need for vision correction can be a negatively charged experience, which we intend to fight through our mission to provide customers with confidence through style, quality and convenience.

By 2020, 115 million Americans will experience presbyopia, the hardening of the lenses in our eyes which makes it difficult to read. With most consumers believing prescription lenses are their only alternative.

Within the $26B US vision correction market, many will pay hundreds of dollars for unnecessary prescriptions, while 13 million consumers requiring vision correction won't see a doctor at all. The reasons include time constraints, fear of doctors or expense.

LOOK aims to provide these consumers a simple over-the-counter (OTC) option for significantly less than what they would pay for prescription frames and lenses.

Blue-light protection is also a growing market in the U.S. as over 60% of the population experience headaches, eye-strain, or sleep disorders as a result of exposure to blue light. LOOK OPTIC is uniquely positioned to take advantage of this opportunity with no significant change in the product offerings.

Today, luxury eyewear brands do not compete in the OTC space.

Why? Because selling and marketing readers is not fashionable.

We aim to change this perception forever.

LOOK has...

- Generated over $465K revenue in 2017
- Launched a proprietary Home Try-On program, leading to a 4% cumulative e-commerce conversion rate
- Entered more than 100 retail partnerships with some of the most exclusive boutiques, hotels and museums
- Attracted top talent from across Creative, Sales, Digital and Consumer industries
- Launched two new categories in the preventive eye care space - Sun and Screen, positioning to enter a much broader market

WHAT LOOK INVESTORS ARE SAYING

"I invested in LOOK because I believe in the power of a simple, well-designed product and the potential of a passionate and committed team. LOOK has both of these important ingredients for success. I'm so excited for LOOK to expand its reach and be a huge win for its customers and investors."
- Justin Wills, Co-Founder, Society6

"When I first saw LOOK I immediately loved the style and the quality. Then, when I learned they were not $500 designer glasses, but $68 over the counter frames I wanted in. As one of the first investors, I continue to be impressed with everything the team has accomplished in such a short period of time."
- Michael Ritto, Investor

"I have been one of the top selling Eyebobs retailers for years. However, when I was introduced to LOOK I had a visceral reaction to the design, quality, concept and execution. Most importantly the product spoke for itself and was an instant hit at my shop. I love LOOK and this adventure has already exceeded my expectations."
- Wende Cohen, Owner, Bungalow Decor

**The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

Pitch Deck



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Product & Service

LOOK aims to provide the highest quality product and services in the over-the-counter (OTC) eyewear space, delivering a luxury brand and experience at a fraction of the cost.

We remove all barriers to purchase by offering...

- Free 2-Day shipping within the US

- Free exchanges and returns within 30 days

- One Year Guarantee

- The first Home Try-On experience for Readers.

Understanding when choice becomes too complex that shoppers are 10X more likely not to make a purchase, LOOK has made a conscious decision to limit the number of styles and colors. Launching in three unisex styles and five core colors, we release two new limited edition colors each season.

In Summer 2018 we will begin testing two new styles, one based upon the success of our Fashion (over-sized) frames and one targeting a younger market for both Screen and Sun. The latter an aviator style will be a collaboration with Selima Optique.

Priced from $68 we target a a large, under-served, market of consumers. Specifically, those who do not wish to spend hundreds of dollars on designer frames and refuse to wear cheap, outdated, frames purchased at the drugstore.

LOOK is also moving quickly into the Wellness space with the release of blue-light protection lenses. This is our response to the increasingly studied effects of Computer Vision Symptom caused by the harmful blue-light emitted from our devices.

The move into Screen Readers has almost no impact on our product development or resources, while it increases our market beyond those who need vision correction, to everyone, including those with 20/20 vision. In 2018 we also plan to test our first Screen Reader for kids.

LOOK will operate in a very competitive market, facing both direct (IZIPIZI, Eyebobs, etc) and indirect (Luxottica, Warby Parker, etc) competition. However, as the company is the only Fashion Reader brand, with a direct-to-consumer focus, this provides a very unique opportunity to build a leadership position in what we believe to be a burgeoning lifestyle and wellness vertical.

WHAT CUSTOMERS ARE SAYING

LOVE MY ABBEYS
I am about to order my third pair of Abbey frames -- they look and feel great, go with everything, and make me actually *want* to wear my reading glasses.
-Jennifer, San Fransisco

LOVE
I've been wearing reading glasses for 4 years now, and I love how real these feel! I hate having to explain why I wear reading glasses as such a young person, so I love that no one questions these!
-Annie, New Hampshire

EXCEPTIONAL VALUE
My Abbey Readers measure up to the top end designer frames on the market and are more comfortable as well... I see myself owning several pairs.
-Stephen, Santa Monica

GREAT VALUE! EXCELLENT QUALITY! WILL BUY MORE!
Sometimes a company just nails it. LOOK OPTIC did it with the Sullivan screen readers. Comfortable, stylish, and I don't look like I bought them at Walgreens. Excellent sales support and customer service.
-Jack, San Fransisco

WILL BE ORDERING ANOTHER COLOR

I've lost count of how many readers I've tried in my search for a quality pair that looks good. My search is over. The glasses are comfortable & look great. I purchased the grey and will be ordering the honey!

-Jo, Minnesota

GREAT FRAMES AND AMAZING CUSTOMER SERVICE

Absolutely love my Abbey frames and am so impressed with LOOK's customer service. Couldn't recommend this company any higher! They're fabulous.

-Cara, Pittsburg

***The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

Gallery





HI
THERE
WE'RE
LOOK
FEAR NOT THE FINE PRINT



HI THERE.

Media Mentions

WSJ · New York · GEAR PATROL · THE MANUAL · STORY · HARRY · MAKERSFINDERS · WWD

Team Story

If you live long enough it is almost a certainty that your eyesight will deteriorate and that you will need corrective eyewear. In fact, this is usually one of the first real signs of aging and results in a spectrum of emotions - usually including fear, frustration and ultimately resignation.

When Andrew Leary, LOOK OPTIC's Co-Founder, finally gave into the fact the he needed glasses he was initially excited about the prospect of a new fashion accessory, remembering a time when he was a young lawyer purchasing glasses with clear lenses to look older. However, after a trip to the Optometrist and $600 later it was clear he would not be purchasing multiple pairs anytime soon, especially as he knew they were destined to be lost.

Then, once Andrew discovered that all he really needed were readers (a +1.00 magnification to be exact), everything changed. Unable to find a fashionable quality reader he knew there was an opportunity. Thinking back to Swatch he set out to create the second, third or fourth pair of glasses for those who already owned a designer frame like himself.

To do this he enlisted his good friend Jonny Saven, a fashion industry veteran, and together they spent over a year developing and testing product. And with the help of their friends at YARD NYC, the brands agency and equity partner, the LOOK brand was created.

Today LOOK is no longer the second or third pair of glasses one owns, but in many cases, they are the first. And with the addition of Screen readers, we are convinced this will be more true than ever.

Founders and Officers



Andrew Leary
FOUNDER, MEMBER

Andrew Leary brings over 25 years of entrepreneurial experience along with the discipline of working within publicly traded companies. As the CEO of Ipsos' Social Media practice, which he created, Leary oversees the Customer Engagement and Social Intelligence practices globally. Leary also has a proven track record of building new business from $0-25M, most recently for Ipsos' global social research media practice. During his career Leary has served as a Business Consultant, Attorney, Talent Agent, and founder of multiple technology companies.Leary highly values talent and is recognized for building and managing world class teams.



Jonathan Saven
FOUNDER, MEMBER

Jonny Saven brings over 25 year of industry expertise leading both start up and established businesses throughout his career. As the leader of four contemporary fashion businesses, most recently as CEO of A.L.C., Jonny is a proven executive who extracts value for shareholders. After growing multiple businesses, Gillio Menswear and sweater.com, from seed stage, Saven led knitwear brand Splendid through a $238m sale of the company as COO & CFO. An expert on retail, wholesale and direct to consumer channels, Saven has covered all distribution models in his career as well as high digital growth.

Key Team Members



Rory Wood

Vice President, General Manager



Michelle Randolph

Director of Wholesale



April Johnson

Creative Director



Clarke De Pastino

Head of Customer Experience & Engagement

Notable Advisors & Investors



Michael Ritto

Investor, Angel Investor, Serial Entrepreneur



Rebecca De Pastino

Investor, Lawyer, Board Member ACLU



Yvonne Niami

Investor, CEO n:PHILANTHROPY apparel and VIVA XXXII Tequila



Wende Cohen

Investor, Owner, Bungalow Decor



Justin Wills

Investor, Justin Wills, Co-Founder Society6

JW

Justin W

Investor, Co-Founder IAG Research

Q&A with the Founder

Q: Please detail your business/revenue model and typical customer profile.

LOOK OPTIC: We're an omni-channel consumer goods brands that intends to primarily drive revenue through direct to consumer ecommerce sales. Our target customers are, men and women 40+, first time readers (need reading glasses), affluent, educated, fashion and quality conscious, and socially minded shoppers.

While the average age most people begin to develop presbyopia (loss of elasticity in lens of eye) is 43, it can affect those as old as 35. We've also launched our frames in Sun and Screen readers, with plano glass, to allow us to expand into younger markets. We are building LOOK to serve aging Gen-X consumers, and millennials that are concerned with vision wellness or near to aging into over the counter correction.

Q: Please detail key operating history and current stage of product/platform development.

LOOK OPTIC: Strategic, brand, and product development occurred between 2015 and 2016, with light market testing in the final months of the latter for our core product line (Readers). With a number of successful retail tests concluded, development of branded eCommerce storefront (Shopify and proprietary Home Try-On technology) was developed and launched in early 2017.

We also launched our Sun and Screen (blue light blocking) lens options in 2H 2017, with 2 new frame styles (for a total of 5) launching in 2018. Beyond frames and lenses, we also release two limited edition colors twice a year, as a means to drive urgency and create higher repeat purchase rates - we are nearly sold out of our second season (Army and Champagne), with our third season being released in early Q3.

We now have fully fledged sales, creative and customer experience capacity, both in-house and contract, to maintain demand - with online advertising to commence with funding.

Q: Please detail your manufacturing and distribution strategy, if applicable.

LOOK OPTIC: Our prescription lenses are sourced from the US and Japan, while frames are produced, assembled and packaged in China. We share the same manufacturer as TOMS and Garrett Leightt, and are the only reader glasses produced in our factory. Our glasses are sold in over 100 fashion, travel, hospitality, and creative (e.g. Brooklyn Museum) stores, of which we are deliberately focused on selling in to lifestyle venues to grow awareness with the right clientele.

Q: Please detail your current traction and customer pipeline.

LOOK OPTIC:

Offline growth comes from both trade show exhibition, such as NY NOW, and traditional lead nurturing direct to stores. We are also in discussion with Bloomingdales to launch our Screen Readers in NY, LA and online, as well as with Selima Optique for an exclusive frame style collaboration.

Q: Please detail your customer acquisition and sales strategy.

LOOK OPTIC: To date, acquisition has grown organically from our physical distribution strategy which will continue to be the driving factor in our wholesale programming, of which we've recently employed a Director of Wholesale (previously of Oliver Peoples) to support growth in key markets. Though we have had a few key press placements (NY Mag, WSJ) in 2017 that continue to generate long tail demand.

We are focused on laying the groundwork in efficient acquisition channels, such as press, affiliate, SEO and email marketing - to accelerate pending funds.

We have also achieved 1:1 returns on small experimental ad campaigns in preparation of a mature budget, with an increased focus on SEM (Adwords, Google Shopping), Retargeting and Paid Social (Facebook, Instagram, LinkedIn) to commence post-funding.

Q: Please detail your strategy to scale post-raise and product roadmap.

LOOK OPTIC: Online: A mixed direct response and awareness strategy across a variety of online and offline channels to increase top of funnel leads to high conversion website www.lookoptic.com. We will invest deeply into our most efficient paid (Adwords/Retargeting/Paid Social) & performance channels (Affiliate), as well as onboard new channels the team has succeeded in with past organizations, including but not limited to direct mail, podcast and influencer marketing. A portion of funds will also be dedicated to site analytics and optimization to ensure all traffic sources are consistently monitored and improved upon for efficacy.

Wholesale: We will continue to invest in selectively opening new retail partners that protect and amplify LOOK's premium position in the market. We will do this through expanding in-house sales support, as well as external sales representation. As the most mature aspect of LOOK's growth trajectory to date, we expect great gains in both small boutique clients, as well as acceleration of department store engagement to rapidly increase the number of doors per account - reducing administration overhead and increasing revenue per buyer.

Q: What do you view as your exit opportunity?

LOOK OPTIC: We believe demand is at an all-time high for digitally native, direct to consumer, lifestyle brands - e.g. Unilever's $1B acquisition of Dollar Shave Club. With the right traction, we believe an acquisition by optical leaders (e.g. Luxxotica $24B market cap) or independent leaders challenging market incumbents (e.g. Warby Parker $1.75B valuation) are possible. While IPO may be an option as the market evolves, acquisition is most likely given founder backgrounds in M&A.

Q: What are current and post-raise founder salaries?

LOOK OPTIC: Founder salaries have not been determined as to the amount or timing, as they are inclined to keep cash in the business and will draw salaries when appropriate to do so.

Q: What is the new hire plan for other full-time members after the raise?

LOOK OPTIC: Both Clarke (User Engagement) and Rory (General/Digital) are currently working full-time+ on LOOK as equity team members, with salaries to commence post-raise. Michelle (Sales) and April (Creative) are salaried employees, working full-time+, also equity incentivized. All employees will be fully compensated, including agreed-upon benefits, post-raise as a priority expense.

Q: What is the high level transition plan for founders to join as full time employees?

LOOK OPTIC:

The company has been deliberately structured to grow around key leadership hires, whom have been properly incentivized to bring a founder's enthusiasm to the daily execution of the business. Andrew and Jonathan have invested great personal resources and time to build a business that we expect will generate $1M revenue in 2018, while maintaining outside obligations, and will continue to do so, without placing excessive financial burdens on the company. Both have fully disclosed their involvement with LOOK to their current employers.

Q: What is the plan for founders to payback company loans?

LOOK OPTIC: The loan will only be repaid when the business can afford it. All priority is on business growth at this time.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,400,000
Minimum investment:	US $500
Target Minimum:	US $450,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While LOOK OPTIC has set an overall target minimum of US $450,000 for the round, LOOK OPTIC must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to LOOK OPTIC's Form C.
Regulation CF cap:	While LOOK OPTIC is offering up to US $1,400,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Personnel
Product
Advertising
Overhead
Contingency

If Maximum Amount Is Raised

Personnel
Product
Advertising
Overhead
Contingency

Investor Perks

Early Investor Discount: Be among first $500,000 worth of investment, receive 15% Discount Code to use thru 2018

Investor Discount: Investors between $500,000 and $1,000,000, receive 10% Discount Code to use thru 2018

_____

$1,000 Investment

- Complimentary pair of LOOK Readers (excludes Sun/Screen)

$5,000 Investment

- 3 x Complimentary pair of LOOK Readers (Standard, Sun and Screen)

$10,000 Investment

- 3 x Complimentary pair of LOOK Readers (Standard, Sun and Screen)
- Plus your choice of a currently unreleased new styles

$25,000 Investment

- 3 x Complimentary pair of LOOK Readers (Standard, Sun and Screen)
- Plus your choice of a currently unreleased new style
- 1 Hour Call/Skype with LOOK Executive or Advisor
- 25% Discount thru 2018

$50,000 Investment

- 3 x Complimentary pair of LOOK Readers (Standard, Sun and Screen)
- Plus your choice of a currently unreleased new style
- Dinner with LOOK Team in LA or NY (travel and accommodations not included)
- Quarterly webinar with LOOK Executive Team
- 25% Discount thru 2019

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Look Optic, LLC ("the Company") is a Delaware limited liability company that was founded on June 23, 2015, and is headquartered in New York, New York. The Company produces and sells high quality, fashionable, non-prescription glasses, providing customers confidence through style, quality, convenience, and exclusivity.

The Company has incurred losses from inception of $499,037 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $72,214 and $6,254 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectibility is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have
approximately $12,300 in cash on hand as of June 11th, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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✉ SeedInvest

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape



The OTC market has been growing steadily at an average of 2.92% per year between 2015 and 2017, outpacing the rest of the vision correction market by 130%, having only grown 1.27% on average per year in the same period. Vertical growth can be attributed to an increase in the number of users, awareness that Rx prescription lenses are not required for all correction needs, and an increase average retail price paid by younger consumers - users between 35-44 years old spend 15.4% more per unit on average - reinforcing our target market's focus on brand and product integrity.

The Market

Vision Correction in the US is a $26B market, where OTC eyewear is steadily growing category at an average of 2.92% per year between 2015 and 2017, outpacing the rest of the market by 130%, having only grown 1.27% on average per year in the same period.

Vertical growth can be attributed to an increase in the number of users, low awareness that Rx prescription lenses are not required for all correction needs, and an increased average retail price paid by younger consumers - users between 35-44 years old spend 15.4% more per unit on average - reinforcing our target market's focus on brand and product integrity.

Differentiation

With a current conversion rate of 4.39%, the company seeks to further distinguish itself online through Home Try-On (HTO) and Continuity Programs. The HTO Program provides customers 14 days to try LOOK product at home with no commitments. However, unlike other Home Try-On programs in the eyewear space, consumers can keep the product in their first shipment as there is no need to return such for prescription assembly. To this end, LOOK's focus on Over-The-Counter product reduces the cost of shipping and assembly, while increasing margins and customer satisfaction.

LOOK's Continuity Program, will be an extension of the current HTO program, providing customers with new "limited edition" frames/ colors each season to try at home (two shipments a year, 2-3 frames per shipment). The company believes that both the HTO and the Continuity Programs will significantly increase the lifetime value of the customer while maintaining relatively low customer acquisition costs. HTO is available to all customers today and we intend to begin sending members of the Continuity Program their first Limited Edition packages in Q3 2018.

Complimenting the company's direct-to-consumer business, LOOKs multi-channel strategy includes an offline wholesale component which is viewed as a secondary channel long-term. Immediate benefits, however, include brand awareness, customer acquisition and product trial. In Q1 2018, LOOK has sold $78,000* through retail partners, while securing key accounts such as The Guggenheim Museum and Bloomingdales.

As a marketing channel, we believe our offline sales strategy is the largest contributing source to our organic online growth, 60% of which comes form non-attributable channels (e.g. branded search and direct).

Finally, experienced management and their relationships will provide LOOK with a competitive advantage while helping accelerate business growth. This has been illustrated by the quality of the more than 100 retail partners, press mentions in major publications, and investors and advisors.

*1Q2018 revenue numbers have not been reviewed by a CPA.

Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Related party transactions. During 2017 and 2016, cash was advanced to the Company by a founding member of the Company, to fund operations. These advances were non-interest bearing with no set maturity date. At December 31, 2017 and 2016, related party payables outstanding were $11,636 and $0, respectively.

Notes payable to related parties. At December 31, 2017 and 2016, the Company owed $77,736 and $61,000, respectively, to founding members of the Company, pursuant to two executed promissory notes. The notes were originally issued in 2015 for $60,000, with interest rate of 6% per annum, and maturing on October 26, 2016. During 2017 and 2016, additional funds of $16,736 and $1,000, respectively, were borrowed pursuant to these promissory notes. These notes are currently in default and all amounts owed under the promissory notes are classified as current liabilities on the balance sheets. The founding members to which amounts are owed have expressed no intent to pursue repayment of the promissory notes in the near future. The Company is currently in the process of negotiating amendments to the current promissory notes.

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of $499,037 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company does not have an official record of Board Meeting Minutes. Board meeting minutes serve as an official and legal record of the meetings of the Board of Directors. Proper corporate government typically requires that all appointments of board members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's bylaws. Board meeting minutes should serve as an evidence of the above.

Both founders are currently working part-time without any employment agreements with the Company. The Company's success depends on the experience and skill of its founders Andrew Leary and Jonathan Saven. There can be no assurance that they will be employed by the Company. The loss of our two founders or any key employees could harm the Company's business, financial condition, cash flow and results of operations.

Look Optic faces competition from other companies in the reading eyeglasses space. Existing companies that engage in the reading eyeglasses business or are within the eyeglasses space could introduce new or enhance existing products. If Look Optic is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Look Optic's growth.

The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory. Working capital for retail companies is challenging to manage, and company may struggle to deliver orders in for delivery. They may find it difficult to fund purchase orders if they experience more demand than they are anticipating.

LOOK's operations and revenue experience may experience some seasonality in that holiday seasons tend to have busier sales and there is a capped demand each customer may have for readers. Quarterly results may vary significantly, and are not necessarily an indication of future performance. The seasonality of company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for LOOK to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the readers space. Additionally, the product may be in a market where customers will not have brand loyalty and have fickle consumer tastes or behaviors in the retail space.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 74.2% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Financials (2 files)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (3 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in LOOK OPTIC

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by LOOK OPTIC. Once LOOK OPTIC accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to LOOK OPTIC in exchange for your securities. At that point, you will be a proud owner in LOOK OPTIC.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, LOOK OPTIC has set a minimum investment amount of US $500.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now LOOK OPTIC does not plan to list these securities on a national exchange or another secondary market. At some point LOOK OPTIC may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when LOOK OPTIC either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is LOOK OPTIC's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the LOOK OPTIC's Form C. The Form C includes important details about LOOK OPTIC's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck

LOOK OPTIC
EVERYDAY LUXURY

FEAR NOT THE FINE PRINT



This presentation contains offering materials prepared solely by LOOK OPTIC, LLC without the assistance of SI Securities, and not subject to FINRA Rule2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

WE'RE HERE TO MAKE WEARING READERS A FUN, FASHIONABLE AND FEARLESS EXPERIENCE





THE TEAM



JONATHAN SAVEN

CO-FOUNDER

Jonny Saven brings over 25 year of industry expertise leading both start up and established businesses throughout his career. As the leader of four contemporary fashion businesses, most recently as CEO of A.L.C., Jonny is a proven executive who extracts value for shareholders. After growing multiple businesses, Gillio Menswear and sweater.com, from seed stage, Saven led knitwear brand Splendid through a $238m sale of the company as COO & CFO. An expert on retail, wholesale and direct to consumer channels, Saven has covered all distribution models in his career as well as high digital growth.



ANDREW LEARY

CO-FOUNDER

Andrew Leary brings over 25 years of entrepreneurial experience along with the discipline of working within publicly traded companies. As the CEO of Ipsos' Social Media practice, which he created, Leary oversees the Customer Engagement and Social Intelligence practices globally. Leary also has a proven track record of building new business from $0-25M, most recently for Ipsos' global social research media practice. During his career Leary has served as a Business Consultant, Attorney, Talent Agent, and founder of multiple technology companies. Leary highly values talent and is recognized for building and managing world class teams.

Jonathan and Andrew are currently full-time employees of other companies and have not signed employment agreements with Look Optic. Founders will draw no compensation from company until official employment is warranted.

THE TEAM



RORY WOOD
VP-GENERAL MANAGER

Cross-functional leader with over a decade's experience managing software development, customer service, creative and marketing organizations within Activision Blizzard and Society6, supporting $200m in direct-to-consumer revenue over 4 years as head of marketing.



APRIL JOHNSON
EXECUTIVE CREATIVE DIRECTOR

Starting her career as an Accessories Editor at Vogue, April persued a path of fashion consulting, photography and creative direction for global print and television advertising campaigns. working with a diverse roster of clients including Nike, L'oreal, and Target.



CLARKE DE PASTINO
HEAD OF CUSTOMER EXPERIENCE

Mr. De Pastino joins LOOK with more than two decades of experience in non-traditional marketing, online community and digital and social media. He is a published author on consumer engagement practices and has worked with clients such as Coca-Cola, Chase and Mercedes Benz.



MICHELLE RANDOLPH
DIRECTOR OF WHOLESALE

Michelle spent the last decade leading merchandising and sales teams for Oliver Peoples across Department and Speciality store categories, adding a wealth of fashion eyewear industry insights to the LOOK team.





FEAR NOT THE FINE PRINT ™

LOOK is reinventing the over-the-counter eyewear space by repositioning Readers as "The Perfect Fashion Accessory."

Focusing on corrective and preventative (screen) vision care, LOOK is a direct-to-consumer brand for Gen-X and Millennials.

Why will other Luxury eyewear brands not compete in this space? Because selling or marketing Readers is not considered cool.

We intend to change that perception forever.



COMPANY SNAPSHOT

Direct to consumer brand delivering fashionable and affordable, corrective + preventive vision care.

- LAUNCHED JANUARY 2017
- FOUR FULL-TIME EMPLOYEES
- 118 RETAIL PARTNERS

- 2,600 CUSTOMERS (Web & Retail Pop-Up)
- $496, 960 REVENUE (2016-2017)
- $495,000 RAISED

PRODUCT MIX BY SALES

READERS 72% SCREEN 20% SUN 8%

MULTI-CHANNEL, HIGH VISIBILTY, MARKETING STRATEGY

PARTNERS


bloomingdale's

PRESS

WSJ

MARKETING

14 DAY
HOME TRY-ON


PROJECTIONS

2017	2018	2019	2020	2021	2021
$465K	$1.8M	$6.4M	$14.5M	$23.5M	$33.5M

★★★★★ **FIVE STAR AVERAGE REVIEWS**
"I AM DONE WITH ALL OTHER READERS"
Heidi, New York City

Anticipated Bloomingdale's NY and LA Pilot Purchase Order of 1700+ units in Summer 2018

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. First quarter 2018 revenue results have not received independent financial review, as it pertains to lifetime revenue.



MARKET OPPORTUNITY



SHOP READERS
Prescription quality lenses so you can see the world like never before

SHOP SCREEN
Protection for all eyes against harmful blue light

14 DAY HOME TRY-ON
GET STARTED

NO COMMITMENTS

KEEP WHAT YOU LOVE

$26B CORRECTIVE EYEWEAR MARKET
US not including SUN or SCREEN

EXPANSION INTO WELLNESS LOOK SCREEN
Increasing market to include those with 20/20 vision

HIGH VISIBILITY, MULTI-CHANNEL DISTRIBUTION
Profitable retail marketing channel

80% D2C GROSS UNIT MARGIN*
Increasing with the percentage of SCREEN sales

WARDROBING LIMITED EDITION COLOR RELEASES
Among the first Continuity Programs in the READER space

Based on management's estimates of its product markup.

WE BELIEVE IT IS TIME FOR CHANGE

Fashion eyewear should not cost $350+ (without lenses).

Luxottica owns 80% of fashion eyewear brands, leading to “obscene profits.”



Luxottica
Frame
Production Cost

X15 →

Luxottica / Lens Crafter
Retail Cost
$350-500 (without lenses)

Essilor
Lens (single vision)
Production Cost

X20 →

Retail Cost
$60-80

LOOK OPTIC delivers fashion eyewear, direct to consumers, at prices from $68.



LOOK OPTIC
Frame + lenses
Production Cost

X4 →

LOOK / Direct to Consumer
Retail Cost
$68 (including lens cost)

Speculative competitive markups based on executive industry insights and manufacturing experience. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

WHY LOOK?

LOOK combines the convenience of Readers with the quality and style of Fashion eyewear.

READERS ($22-45) — IZIPIZI PARIS, peepers by peeperspecs, FOSTER GRANTS

PROS
- AFFORDABLE ($25-45)
- COLLECTIBLE (one for every room)
- ACCESSIBLE

CONS
- LOOK LIKE READERS
- POOR LENS QUALITY
- BREAK EASILY



LOOK

EVERYDAY LUXURY

DELIVERED DIRECTLY TO CONSUMER FROM $68

FASHION EYEWEAR ($350+) — OLIVER PEOPLES, TOM FORD, CÉLINE

PROS
- PREMIUM QUALITY
- PREMIUM EXPERIENCE
- ELEVATED BRAND

CONS
- EXPENSIVE
- PRESCRIPTION LENSES
- WAIT TIME

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

PRODUCT OVERVIEW

LOOK'S DESIGNERS COME FROM

OLIVER PEOPLES.



TR-90 FRAMES
HIGHLY DURABLE AND
MALLEABLE FRAME MATERIAL

**PRESCRIPTION
QUALITY LENSES**
SCRATCH RESISTANT

ITALIAN SPRING HINGES
GUARANTEED FOR ONE YEAR

WIRE-CORE TEMPLES
ALLOWS FOR ADJUSTMENT
WITHOUT HEATING



ABBEY



BOND



LIAM



SULLIVAN



LAUREL

MARKETING & DISTRIBUTION

MARKETING

HOME TRY-ON



Launched in November 2017

ROI positive marketing channel

*Only HTO in OTC reader space

WHOLESALE



Over 100 high profile partners

Average opening order $1,200

Supporting 60% organic online sales

DISTRIBUTION

WEBSITE



4.39% conversion rate

Average order value $103

5 Star average review

RETAIL



Los Angeles pop-up

Proof of concept

Profitability citations are only relative to the specific channel in reference after expenses, such as fulfillment, product costs and staffing, and not the LOOK OPTIC business as a whole. *There are brands that offer home try-on frames, but we have been unable to identify any other OTC reader company to offer a home try-on program.

LOOK PERFORMANCE PROJECTIONS

YoY GROWTH BY QUARTER



Q1 — 213%
Q2 — 103%
Q3 — 261%
Q4 — 291%

■ 2017 ■ 2018 ■ Projected

INVESTMENT MIX



2017 2018 2019 2020

■ Product ■ Personnel ■ SG&A

REVENUE BY CHANNEL



2017 2018 2019 2020

■ Wholesale ■ Online ■ Retail

KPI HIGHLIGHTS YTD

ONLINE

- 4.39% CONVERSION RATE
- $103 AVERAGE ORDER VALUE
- 8% FULL RETURN RATE
- 29% REPEAT PURCHASE

OFFLINE

- 118 PARTNERS
- $1200 OPENING ORDER

INVESTMENT USE AND ACTIVITY

INVESTMENT FUNDS TO BE USED ON THE FOLLOWING INITIATIVES:

- HIRE FULL TIME MARKETING, SALES AND CREATIVE TALENT
- SCALE PERFORMANCE ACQUISITION CHANNELS (3:1 ROI)
- DELIVER WEEKLY, FASHION ORIENTED, CONTENT CAMPAIGNS
- LAUNCH READER/SCREEN CONTINUITY PROGRAM
- IMPROVE PROPRIETARY HOME TRY-ON TECHNOLOGY
- INVENTORY PURCHASES AND DEVELOPMENT



34%
16%
23%
14%
13%
SALARY
PRODUCT
ADVERTISING
OVERHEAD
CONTINGENCY

EYEWEAR IS HIGHLY ACTIVE INVESTMENT CATEGORY

GENTLE MONSTER	WARBY PARKER	eye·bobs	Felix Gray	GUNNAR OPTIKS
LVMH INVESTMENT	**SERIES E**	**PURCHASED BY PE**	**VC FUNDED 2017**	**SHARK TANK INVESTMENT**

This table reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This table is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements



MARKET POSITIONING

LOOK's unique positioning in the Reader space has allowed the company to seamlessly enter the Wellness space, with a focus on blue-light protection, while expanding the market to individuals with 20/20 vision.

	LOOK OPTIC	IZIPIZI	EYEBOBS	FELIX GRAY	FOSTER GRANT
ON TREND DESIGN	X	X		X	
PRESCRIPTION QUALITY LENSES	X		X	X	X
EMBEDDED BLUE-LIGHT PROTECTION	X		X	X	
ADJUSTABLE TEMPLES WITHOUT HEATING	X				
ONE YEAR GUARANTEE	X		X		
PRICE	$68-88	$40-80	$89-169	$95-125	$20-40
PRIMARY DISTRIBUTION	ONLINE	WHOLESALE	WHOLESALE	ONLINE	WHOLESALE
HOME TRY-ON	X				
TWO-DAY FREE SHIPPING	X		X		

This table represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

PARTNERS

Paul Stuart

bloomingdale's

GUGGENHEIM


Shutters
ON THE BEACH


Selima
Optique

COOPER HEWITT


THE PLAZA

STORY

RONROBINSON

Brooklyn Museum



Anticipated Bloomingdale's NY and LA Pilot Purchase Order of 1700+ units in Summer 2018

REVIEWS

**AMAZING,
FIRST CLASS
EXPERIENCE.**

Bob, Chicago

**MOST
COMFORTABLE
READERS I OWN.**

Anne, Portland

**CUSTOMER
SERVICE ABOVE
AND BEYOND.**

Daniel, Charlottesville

**I AM DONE
WITH ALL
OTHER READERS.**

Heidi, New York City

**I GET DAILY
COMPLIMENTS
ON MY LOOK.**

Annie, New Hampshire

PRESS

WSJ

"LOOK's limited edition colors... a strategy straight out of the high-end fashion handbook"

New York

"The Warby Parker of Reading Glasses"

WWD

"Eyewear the ultimate fashion accessory"

GEAR PATROL

"Stylish and comfortable... Guaranteed to compliment any face"

CUSTOMERS



MILO VENTIMIGLIA
Actor
This Is Us



ANN CAURSO
Stylist, Contributing Editor
Harper Bazaar



HARRY CONNICK JR.
Actor, Singer



ANDREA LINETT
Author, I Want to Be Her
Founding Creative Director,
LUCKY Magazine

PROJECTIONS

PROJECTED INCOME STATEMENT AND DETAILED REVENUE

REVENUE CHANNEL	2017F	2018	2019	2020	2021	2022
BOUTIQUES, MUSEUM SHOPS & MAJOR WHOLESALE ACCOUNTS	301,000	468,691	1,580,000	3,150,000	5,160,000	6,540,000
OPTICAL STORES	15,600	141,100	580,000	1,256,000	1,932,000	2,608,000
INTERNATIONAL	19,400	72,106	180,000	360,000	540,000	720,000
RETAIL	32,500	77,294	850,000	1,980,000	2,560,000	3,450,000
ECOMMERCE	148,000	1,007,113	3,223,002	7,757,404	13,772,996	21,771,716
TOTAL GROSS SALES	**$516,500**	**$1,766,544**	**$6,413,002**	**$14,503,404**	**$23,964,996**	**$35.089,716**
% GROWTH		*242.0%*	*263.0%*	*126%*	*65.2%*	*46.4%*
TOTAL NET SALES AFTER DILUTION	**$490,675**	**$1,678,216**	**$6,092,352**	**$13,778,234**	**$22,766,746**	**$33,335,230**
COST OF GOODS SOLD						
GROSS PROFIT	$189,617	$600,000	$2,090,000	$4,485,000	$7,040,000	$9,550,000
%MARGIN	**$301,058**	**$1,078,206**	**$4,002,352**	**$9,293,234**	**$15,726,746**	**$23,785,230**
	61.4%	*64.2%*	*65.7%*	*67.4%*	*69.1%*	*71.4%*
SG&A						
% OF TOTAL REVENUE	**486.000**	**1,974,836**	**4,380,550**	**8,162,870**	**11,508,650**	**14,758,586**
	94.1%	*111.8%*	*68.3%*	*56.3%*	*48.0%*	*42.1%*
EBITDA						
% MARGIN	**($184,942)**	***($896,620)***	**(378,198)**	**$1,130.364**	**$4,218,096**	**$9,026,644**
	(35.8%)	*(50.8%)*	*5.9%*	*7.8%*	*17.6%*	*25.7%*

MARKET SIZE ASSUMPTIONS: 5% OF 13M WHO NEED VISION CORRECTION, 2.5% OF READER MARKET, 0.25% OF PRESCRIPTION EYEWEAR MARKET

This table reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This table is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



THANK YOU.

EXHIBIT E
Video Transcript

LOOK OPTIC SeedInvest Video Transcription

Hi, I'm Andrew Leary the co-founder of LOOK OPTIC.

In 2016, My partner Jonathan Saven and I set out to reinvent the over the counter reader space. Our mission? To make readers a fun fashionable and fearless experience.

As we age, everyone experiences presbyopia, the hardening in the lenses of our eyes that makes it difficult to read. It's estimated that by 2020 this will impact 36% of the US population or 115 million people.

As my eyesight started to change, I began to lose confidence, unable to read menus or see the texts on my phone.

Then after a trip to the optometrist and a $600 pair of designer frames later, I realized two things.

First that, owning one pair of glasses was like owning one pair of shoes, but that at $600 a pair it was unrealistic for me to own more than one.

And two, that with a plus 1 prescription, available in most over the counter readers, that I had significantly overpaid for a brand name.

These two realizations became the founding principles of LOOK, as we set out to deliver designer quality eyewear at a fraction of the price.

To get started, we hired a designer from Oliver Peoples to create our collection. We then spent over a year sourcing the finest materials from around the world, including prescription quality lenses and Italian spring hinges to create what we believe is "the perfect reader".

We then expanded into the wellness space, providing sun and blue light protection lenses, also allowing LOOK to reach a broader market, including those with 20/20 vision.

Product in hand we're now ready to reinvent the over the counter reader space, providing fashion, quality and affordability like never before.

Why will other luxury eyewear brands not compete in this space? Because selling or marketing readers is not considered fashionable. We are going to change that perception forever.

As Gen X and millennials, the two largest generations by spending power enter the reader space, we cannot be more excited than to partner with the SeedInvest community and our LOOK customers to create the reader brand of the future.

So come join us on our journey and remember. Aging does not have to be frustrating or unfashionable.